INNOVA ROBOTICS AND AUTOMATION, INC.
15870 Pine Ridge Road
Fort Myers, Florida 33908

October 12, 2007

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

Re:	INNOVA ROBOTICS AND AUTOMATION, INC.
Post Effective Amendment to the Form SB-2
Filed September 6, 2007
File No. 333-136772

Ladies and Gentlemen:

We previously filed the above-referenced Post Effective Amendment No. 1 to the Form SB-2 registration statement. We hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because the Company intends to pursue the registration of the securities at a later date. Please apply the Company’s filing fee to its account with the SEC. If you have any questions concerning this matter, please contact our attorney, Stephen M. Fleming, Esq., at 212-930-9700.

Thank you for your assistance in this matter.

INNOVA ROBOTICS AND AUTOMATION, INC.

By:	/s/ Eugene V. Gartlan
Eugene V. Gartlan
CEO